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                     July 28, 2020

       Marco Alfonsi
       Chief Executive Officer
       Can B Corp.
       960 South Broadway, Suite 120
       Hicksville, NY 11801

                                                        Re: Can B Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 2, 2020
                                                            File No. 000-55753

       Dear Mr. Alfonsi:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services